MANAGEMENT DISCUSSION AND ANALYSIS
PERIOD ENDING MARCH 31, 2011

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending March 31, 2011 and includes information up to May 24, 2011 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2010, and the unaudited financial statements dated March 31, 2011. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Dec 1, 2018.

During the first three months of 2011, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work to be completed within the second quarter of 2011.

In addition, AMC Mining Consultants (Canada) Ltd has been contracted to update the April 2010 Wardrop Preliminary Assessment (PA). The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. A preliminary draft of this report was received on March 11, 2011. The Company is in the process of reviewing their draft report.

The Company also has a 100% interest in four other mineral properties in the vicinity of the Turnagain property including the Lime, Dease Lime, Wheaton Lime and Lenore claims.

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located west of the Turnagain property. There was no work completed on these properties during the three months ended March 31, 2011 (2010 - $Nil).

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. There was no work completed on these properties during the three months ended March 31, 2011 (2010 - $Nil).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. There was no work completed on these properties during the three months ended March 31, 2011 (2010 - $Nil).

In October 2010, the Company acquired, by map staking, the Sawtooth and Sabu claims located 120 km northeast of Smithers, British Columbia. There was no work completed on these properties during the three months ended March 31, 2011 (2010 - $Nil).

In May 2011, the Company acquired, by staking, the Lenore claim located 30 km south of the town of Dease Lake. There was no work completed on this property to date.

The Company relies on equity financings to fund its operations. During three months ended March 31, 2011, the Company issued an aggregate of 444,608 common shares through share purchase warrant exercises for cash proceeds of $177,843. At March 31, 2011, the Company’s working capital was $2,419,418.

1.3 Selected Annual Information

	Dec 31 2008	Dec 31 2009	Dec 31 2010
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(2,524,141)	(1,238,438)	(1,464,046)
Net Income (Loss)	(1,958,267)[2]	(1,477,538)[3]	(1,219,520)[4]
Net Income (Loss) per share	($0.03)	($0.02)	($0.02)
Total Assets	31,637,006	30,920,228	33,941,040
Total Liabilities	549,444	1,104,730	893,678
Resource Properties written-down or written off in year	44,662	6,527	-

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2008 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2009 differs from the Loss due to a future income tax expense and interest income.
4 The Net loss in 2010 differs from the Loss due to a write-down of equipment, future income tax recovery and interest income.

1.4 Results from Operations

General and Administrative - During the three months ended March 31, 2011 (“Q1 2011”), the Company incurred a net loss of $623,061 ($0.01 per share) compared to a net loss of $264,685 ($0.00 per share) in March 2010. The administrative expenses for Q1 2011 were $627,250, up from $264,867 from the same period of 2010. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $2,530 and $3,295 in Q1 2011 and Q1 2010, respectively. The second non-cash expense is stock-based compensation to recognize the fair value of stock options granted and vested; these amounts were $307,579 in Q1 2011 and $10,221 in Q1 2010. Excluding these items, the Q1 2011 administrative expenses were $319,671 up from $254,646 in Q1 2010. Investor relations expenses in Q1 2011 were $85,366 (Q1 2010: $65,058), an increase of $20,308 or 31% due primarily from the participation in investment conferences in the United States in January. Travel and promotion expenses in Q1 2011 were $40,196 (Q1 2010: $5,476), an increase of $34,720 or 634% primarily from the increase in travel to the United States and Australia to attend investment conferences and metallurgical process evaluations. Office and general expenses in Q1 2011 were $99,497 (Q1 2010: $90,170), an increase of $9,327 or 10% primarily from the increase in listing fees and office overhead. In general, there were no other areas in Q1 2011 with significant increases or decreases compared to the first three months of 2010. Excluding amortization and stock based compensation, the total general and administrative expenses for Q1 2011 were approximately $107,000 per month compared to $85,000 per month in Q1 2010. During Q1 2011, the Company earned $4,189 from interest income (Q1 2010: $182), an increase of $4,007 primarily from GIC interest earned on cash reserves.

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Exploration - During the three months ended March 31, 2011, the Company incurred exploration expenses of $414,710 on the Turnagain property (Q1 2010: $594,242). This $179,532 reduction of exploration expenses was primarily the result of the reduced Engineering costs previously incurred in Q1 2010 for updating the AMEC Americas Limited’s January 2008 Preliminary Assessment. Excluding capitalized stock based compensation, the exploration expenses for Q1 2011 were approximately $112,000 per month compared to $198,000 per month in Q1 2010. During the three months ended March 31, 2011, reclamation deposits increased by $150,000 to allow the Company to extend the existing exploration permit for another three years.

1.5 Summary of Quarterly Results - see attached table on page 7.

1.6 Liquidity and 1.7 Capital Resources

At March 31, 2011, the Company had working capital of $2,419,418 compared to working capital of $1,045,948 as at March 31, 2010. Accounts payable and accrued liabilities at March 31, 2011 were $216,257. The Company’s budget for administration and the exploration program for the fiscal year ending December 31, 2011 is approximately $2.75 million. As of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2011. Should the Company expand the 2011 exploration program, the Company may need to raise additional funds through further equity issuances.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the three months ended March 31, 2011, the Company incurred and paid $437,116 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for Q1 2011 was $132,000 as compared to $109,500 for Q1 2010, an increase of $22,500 or 21% primarily from the metallurgical consulting fees from a non-independent Director not previously incurred in Q1 2010. Additional deferred exploration expenses of $37,500 relate to amounts paid to one senior executive for project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $66,000 were paid during the quarter to the President, Chief Financial Officer and the Corporate Secretary which were the same for Q1 2010. During the three months ended March 31, 2011, the Company incurred $6,000 in director fees, the same amount was charged in Q1 2010.

1.10 Fourth Quarter – N/A

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at March 31, 2011, the Company’s financial statements reflect an asset “Deferred Exploration Costs” with a balance of $30,536,776. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

Effective January 1, 2011 the Company replaced Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”). For comparative purposes, accounts for the quarters ending March 31, 2010, June 30, 2010, September 30, 2010 and the year ending December 31, 2010 will be restated in accordance with IFRS.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the three months ended March 31, 2011 and as at and during the year ended December 31, 2010.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at March 31, 2011 and December 31, 2010, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at March 31, 2011 and December 31, 2010.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and cash equivalents, recoverable taxes and mining tax credits that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of March 31, 2011, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at March 31, 2011. There have been no changes in these controls during the first quarter of 2011 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at March 31, 2011, the Company had 76,989,660 common shares issued. The Company had 6,967,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.50 and a weighted average life of 3.30 years. In addition, 7,299,392 share purchase warrants were outstanding, with a weighted average exercise price of $0.35 and a weighted average life of 1.32 years. Subsequent to March 31, 2011, the Company received cash proceeds of $132,490 from the exercise of 53,000 warrants at $0.33 and 287,500 warrants at $0.40. On April 20, 2011, the remaining 1,495,892 warrants exercisable at $0.40 expired.

Summary of Share data at March 31, 2011
		Weighted Average
		Price	Life in Years
Issued shares	76,989,660
Options	6,967,500	$0.50	3.30
Warrants	7,299,392	$0.35	1.32
Fully Diluted	91,256,552

1.5 SUMMARY OF QUARTERLY RESULTS

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(261,074)	(191,789)	(358,958)	(264,685)	(430,972)	(259,559)	(462,386)	(623,061)
Net Income (loss)	(261,074)	(191,789)	(620,746)[5]	(264,685)	(430,972)	(259,559)	(264,304)[6]	(623,061)
Basic & diluted earnings (loss) per share	(.00)	(.00)	(.01)	(.00)	(.01)	(.00)	(.01)	(.01)
Deferred Exploration Expense – British Columbia properties	625,218	725,272	691,859	594,242	301,435	536,976	520,184	414,710

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5 The Net Income in the fourth quarter of 2009 reflects a year end adjustment of $261,788 to reflect future income taxes.
6 The Net Income in the fourth quarter of 2010 reflects a year end adjustment of $198,082 to reflect future income tax recovery.